UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

(Amendment No. 10)

INFORMATION RESOURCES, INC.
(Name of Subject Company)

GINGKO ACQUISITION CORP.,
 a wholly owned subsidiary of
 GINGKO CORPORATION,
 a company formed by
 SYMPHONY TECHNOLOGY II-A, L.P.,
SYMPHONY TECHNOLOGY II GP, LLC,
ROMESH WADHWANI
 and affiliates of
 TENNENBAUM & CO., LLC
 and by
INFORMATION RESOURCES, INC. LITIGATION CONTINGENT
PAYMENT RIGHTS TRUST
(Names of Filing Persons—Offerors)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(and Associated Preferred Share Purchase Rights)
(Title of Class of Securities)

456905108
(Cusip Number of Class of Securities)

Gingko Corporation
c/o Symphony Technology Group
4015 Miranda Avenue, 2nd Floor
Palo Alto, California 94304
Telephone: (650) 935-9500
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Jeffrey D. Berman John D. Amorosi Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000	Dhiya El-Saden Gregory L. Surman Gibson, Dunn & Crutcher LLP 333 South Grand Avenue Los Angeles, California 90071 Telephone: (213) 229-7000

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ___________________	Filing Party: __________________

Form or Registration No.: __________________	Date Filed: _______________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Items 1 through 9 and Item 11.

               This Amendment No. 10 to the Tender Offer Statement on Schedule TO amends and supplements the statement originally filed with the Securities and Exchange Commission on September 8, 2003, as amended by Gingko Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Gingko Corporation, a Delaware corporation (“Parent”) and a company formed by Symphony Technology II-A, L.P., a Delaware limited partnership, Symphony Technology II GP, LLC, a Delaware limited liability company, Romesh Wadhwani and affiliates of Tennenbaum & Co., LLC, a Delaware limited liability company. The Schedule TO was also filed by Information Resources, Inc. Litigation Contingent Payment Rights Trust, a statutory trust formed by Information Resources, Inc. under the Delaware Statutory Trust Act. This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of Information Resources, Inc., a Delaware corporation (the “Company”), and the associated preferred share purchase rights (the “Rights”, and together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement, as amended and restated as of October 27, 1997, and as further amended as of June 29, 2003 and September 7, 2003, between the Company and Harris Trust and Savings Bank as Rights Agent (the “Rights Agreement”), for $3.30 per Share, net to the seller in cash, plus one contingent value right certificate (“CVR Certificate”) per Share representing the right to receive an amount equal to a portion of potential lawsuit proceeds, if any, of an antitrust lawsuit, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 8, 2003 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Any capitalized term that is used, and not defined, in this document shall have the meaning set forth in the Schedule TO. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO.

               Items 1-9 and 11 are hereby amended and supplemented as follows:

        “The Offer expired at 12:00 midnight, New York City time, on Friday, October 31, 2003. On November 3, 2003, Purchaser issued a press release announcing that it had accepted for payment all of the approximately 19,366,962 Shares, representing approximately 62% of the outstanding Shares, that were validly tendered into the Offer, and that it had commenced a subsequent offering period for all remaining untendered Shares, expiring at 12:00 midnight, New York City time, on Friday, November 21, 2003. During the subsequent offering period, Purchaser will accept and promptly pay for Shares as they are tendered. Stockholders who tender their Shares during the subsequent offering period will be issued one CVR per tendered share and paid the same $3.30 per Share paid to stockholders who tendered during the Offer. Shares tendered during the subsequent offering period may not be withdrawn.

In its press release, Purchaser also announced that Information Resources and Parent had respectively selected Joseph P. Durrett, Eileen Kamerick, William Chisholm and Bryan Taylor to serve as the initial Rights Agents under the Contingent Value Rights Agreement that has been entered into by the parties. Joseph P. Durrett and Eileen Kamerick, the designees of Information Resources, will be the CVR Rights Agents (as defined in the Contingent Value Rights Agreement), and William Chisholm and Bryan Taylor, Parent’s designees, will be the Parent Rights Agents. Each of these individuals has the rights and responsibilities described more fully in the Contingent Value Rights Agreement. As required under the Contingent Value Rights Agreement, these individuals will select a fifth person to serve as the Independent Rights Agent in accordance with the terms and conditions of that agreement.

The full text of the press release is filed as Exhibit (a)(5)(G) hereto and is incorporated by reference herein.”

Item 10. Financial Statements.

Not applicable. The Offer to Purchase does not include historical financial statements of the Trust, as the Trust is a newly formed entity that currently has only nominal assets and liabilities. Future filings of the Trust under the Securities Exchange Act of 1934 will include financial statements of the Trust if, and to the extent, required by applicable law. In addition, the Trust will be the indirect beneficiary of an escrow account established to fund expenses of the Litigation (as described under “The Offer–Section 12–Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights; The Merger Agreement; The CVR Agreement; The Declaration of Trust–The CVR Agreement–Funding of Claims Expenses”). The Trust expects to include appropriate financial disclosure with respect to the income and losses on amounts deposited in and expenditures made from this escrow account in future Securities Exchange Act filings.

Item 12. Additional Information.

(a)(1)(A)****	Offer to Purchase, dated September 8, 2003.

(a)(1)(B)****	Letter of Transmittal.

(a)(1)(C)****	Notice of Guaranteed Delivery.

(a)(1)(D)****	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)****	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)****	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)****	Letter dated September 8, 2003 to Stockholders of Information Resources, Inc. who tendered shares pursuant to Purchaser’s prior offer launched July 14, 2003.

(a)(1)(H)**	Text of press release issued by Gingko Acquisition Corp. and Information Resources, Inc. on September 8, 2003.

(a)(1)(I)+++	Text of press release issued by Gingko Acquisition Corp. on October 7, 2003.

(a)(1)(J)##	Text of press release issued by Gingko Acquisition Corp. on October 20, 2003.

(a)(2)(A)****	Letter to Stockholders of Information Resources, Inc. from Symphony Technology Group dated as of September 8, 2003.

(a)(4)(A)***	Registration Statement on Form S-4 of Information Resources, Inc. Litigation Contingent Payment Rights Trust dated September 8, 2003.

(a)(4)(B)++++	Amendment No. 1 to Registration Statement on Form S-4 of Information Resources, Inc. Litigation Contingent Payment Rights Trust dated October 10, 2003.

(a)(4)(C)###	Supplement to Offer to Purchase and to the Prospectus which is a part of the Registration Statement on Form S-4 of Information Resources, Inc. Litigation Contingent Payment Rights Trust, dated October 20, 2003.

(a)(4)(D)####	Amendment No. 2 to Registration Statement on Form S-4 of Information Resources, Inc. Litigation Contingent Payment Rights Trust dated October 20, 2003.

(a)(5)(A)+	Transcript of Conference Call held by Purchaser and the Company on September 8, 2003.

(a)(5)(B)++	Analysis of CVRs Based on Agreed 34% Tax Rate vs. Hypothetical Sharing of NOL with CVR Holders distributed to shareholders on September 29, 2003.

(a)(5)(C)#	Letter from Symphony Technology Group, on behalf of Gingko Acquisition Corp., and Information Resources, Inc. to Non-Institutional Stockholders of Information Resources, Inc. dated October 16, 2003.

(a)(5)(D)^^	Text of press release issued by Information Resources, Inc. on October 25, 2003.

(a)(5)(E)^^^^	Text of press release issued by Information Resources, Inc. on October 29, 2003.

(a)(5)(F)^^^	Text of press release issued by Purchaser on October 30, 2003.

(a)(5)(G)	Text of press release issued by Purchaser on November 3, 2003.

(b)(1)****	Commitment letter dated as of September 7, 2003 among Tennenbaum Capital Partners, LLC, as agent for one or more entities managed by Tennenbaum Capital Partners, LLC, Gingko Corporation and Symphony Technology II-A, L.P.

(b)(2)****	Commitment letter dated as of September 7, 2003 among Symphony Technology II-A, L.P., Gingko Corporation and Information Resources, Inc.

(d)(1)****	Agreement and Plan of Merger dated as of September 7, 2003 by and among Gingko Corporation, Gingko Acquisition Corp. and Information Resources, Inc.

(d)(2)***	Form of Contingent Value Rights Agreement by and among Information Resources, Inc. Litigation Contingent Payment Rights Trust, Information Resources, Inc., Gingko Corporation, Gingko Acquisition Corp. and the Rights Agents (as defined therein).

(d)(3)***	Certificate of Trust of Information Resources, Inc. Litigation Contingent Payment Rights Trust dated as of August 27, 2003.

(d)(4)***	Declaration of Trust of Information Resources, Inc. Litigation Contingent Payment Rights Trust dated as of August 27, 2003.

(d)(5)***	Form of Amended and Restated Declaration of Trust of Information Resources, Inc. Litigation Contingent Payment Rights Trust to be entered into among Information Resources, Inc., as Sponsor, and the institutional trustee, Delaware trustee, and litigation trustees to be named therein.

(d)(6)*	Confidentiality Agreement, dated February 19, 2003, between Symphony Technology Group and Information Resources, Inc.

(d)(7)^	Amendment No. 1 to the Agreement and Plan of Merger, dated as of October 19, 2003, by and among Gingko Corporation, Gingko Acquisition Corp. and Information Resources, Inc.

(d)(8)^	First Amended and Restated Form of Contingent Value Rights Agreement by and among Information Resources, Inc. Litigation Contingent Payment Rights Trust, Information Resources, Inc., Gingko Corporation, Gingko Acquisition Corp. and the Rights Agents (as defined therein).

(d)(9)^	Form of Stockholder Tender and Voting Agreement by and among Gingko Corporation, Gingko Acquisition Corp. and [Name of Stockholder].

(g)	Not applicable.

(h)	Not applicable.

*	Incorporated by reference to Parent’s and Purchaser’s Schedule TO filed with the SEC on July 14, 2003.

**	Previously filed with the SEC on Parent’s and Purchaser’s Schedule TO-C, dated September 8, 2003.

***	Incorporated by reference to the Registration Statement on Form S-4 of Information Resources, Inc. Litigation Contingent Payment Rights Trust filed with the SEC on September 8, 2003.

****	Incorporated by reference to Parent’s and Purchaser’s Schedule TO, dated September 8, 2003.

+	Incorporated by reference to Purchaser’s filing pursuant to Rule 425 under the Securities Act of 1933 filed with the SEC on September 9, 2003.

++	Incorporated by reference to Purchaser’s filing pursuant to Rule 425 under the Securities Act of 1933 filed with the SEC on September 29, 2003.

+++	Incorporated by reference to Purchaser’s filing pursuant to Rule 425 under the Securities Act of 1933 filed with the SEC on October 7, 2003.

++++	Incorporated by reference to Amendment No. 1 to the Registration Statement on Form S-4 of Information Resources, Inc. Litigation Contingent Payment Rights Trust filed with the SEC on October 10, 2003.

#	Incorporated by reference to Purchaser’s filing pursuant to Rule 425 under the Securities Act of 1933 filed with the SEC on October 16, 2003.

##	Incorporated by reference to Purchaser’s filing pursuant to Rule 425 under the Securities Act of 1933 filed with the SEC on October 20, 2003.

###	Incorporated by reference to the Supplement to Offer to Purchase and to the Prospectus which is a part of the Registration Statement on Form S-4 of Information Resources, Inc. Litigation Contingent Payment Rights Trust, filed with the SEC on October 20, 2003 pursuant to Rule 425 under the Securities Act of 1933.

####	Incorporated by reference to Amendment No. 2 to the Registration Statement on Form S-4 of Information Resources, Inc. Litigation Contingent Payment Rights Trust filed with the SEC on October 21, 2003.

^	Incorporated by reference to Amendment No. 6 to Parent’s and Purchaser’s Schedule TO, dated October 20, 2003.

^^	Previously filed with the SEC as Exhibit (a)(5)(D) to Amendment No. 8 to Parent’s and Purchaser’s Schedule TO, dated October 28, 2003.

^^^	Incorporated by reference to Purchaser’s filing pursuant to Rule 425 under the Securities Act of 1933 filed with the SEC on October 31, 2003.

^^^^	Previously filed with the SEC as Exhibit (a)(5)(E) to Amendment No. 9 to Parent’s and Purchaser’s Schedule TO, filed with the SEC on October 31, 2003.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2003

GINGKO ACQUISITION CORP.

By:	/s/ William Chisholm
Name: Title:	William Chisholm Executive Vice President

GINGKO CORPORATION

By:	/s/ William Chisholm
Name: Title:	William Chisholm Executive Vice President

SYMPHONY TECHNOLOGY II-A, L.P.

By:	Symphony Technology II GP, LLC, its General Partner

By:	/s/ William Chisholm
Name: Title:	William Chisholm Managing Member

SYMPHONY TECHNOLOGY II GP, LLC

By:	/s/ William Chisholm
Name: Title:	William Chisholm Managing Member

ROMESH WADHWANI

/s/ Romesh Wadhwani
Name:	Romesh Wadhwani

TENNENBAUM & CO., LLC

By:	/s/ Howard M. Levkowitz
Name: Title:	Howard M. Levkowitz Principal

INFORMATION RESOURCES, INC. LITIGATION CONTINGENT PAYMENT RIGHTS TRUST

By:	Information Resources, Inc., its Sponsor

By:	/s/ Joseph P. Durrett
Name: Title:	Joseph P. Durrett Chairman, Chief Executive Officer and President